UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                              Thermo Power Corporation
                        ---------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                    883589103
                                ----------------
                                 (CUSIP Number)

               Seth H. Hoogasian, Esq.          Thermo Electron Corporation
               General Counsel                  81 Wyman Street
               (617) 622-1000                   Waltham, MA  02254
            ---------------------------------------------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 13, 1996
           ----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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        CUSIP No. 883589103            13D              Page 2 of 8 Pages


                NAME OF REPORTING PERSON
         1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Thermo Electron Corporation
                IRS No. 04-2209186


         2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [   ]
                                                                 (b) [ x  ]

         3      SEC USE ONLY



         4      SOURCE OF FUNDS*

                Not applicable

         5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)        [    ]


         6      CITIZENSHIP OR PLACE OF ORGANIZATION

                State of Delaware
                 7  SOLE VOTING POWER
    NUMBER OF
                    7,853,606
      SHARES

   BENEFICIALLY  8  SHARED VOTING POWER

     OWNED BY       0
                 9  SOLE DISPOSITIVE POWER
        EACH
                    7,853,606
     REPORTING
                 10 SHARED VOTING POWER
    PERSON WITH     0
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        CUSIP No. 883589103            13D              Page 3 of 8 Pages


        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                7,853,606


        12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                       [   ]


        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                63.1%

        14      TYPE OF REPORTING PERSON *

                CO
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        CUSIP No. 883589103            13D              Page 4 of 8 Pages


   Item 1.  Security and Issuer.

        This Amendment relates to the shares (the "Shares") of common stock, par value $0.10 per share, of Thermo Power Corporation (the "Issuer"). The Issuer's principal executive offices are located at 81 Wyman Street, Waltham, Massachusetts 02254.

   Item 2.  Identity and Background.

        This Amendment is being filed by Thermo Electron Corporation (the "Reporting Person"). The Reporting Person has previously reported information relating to the Shares annually on amendments to the Reporting Person's original Schedule 13G. Beginning with this Amendment, the Reporting Person is reporting its ownership information with respect to the Issuer on Schedule 13D.

        The principal business address and principal office address of the Reporting Person is 81 Wyman Street, Waltham, Massachusetts 02254. The Reporting Person is a Delaware corporation.

        The Reporting Person is a manufacturer of environmental monitoring and analysis instruments, biomedical products including heart-assist devices and mammography systems, papermaking and recycling equipment, alternative-energy systems, and other specialized products. The Reporting Person also provides environmental and metallurgical services and conducts advanced technology research and development.

        Appendix A attached to this Amendment sets forth with respect to each executive officer and director of the Reporting Person his or her (a) name;
   (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship. To the knowledge of the Reporting Person, there is no person who may be deemed to be a controlling person of the Reporting Person.

        During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

        During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

   Item 3.  Source and Amount of Funds or Other Consideration.

        Not applicable.
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        CUSIP No. 883589103            13D              Page 5 of 8 Pages


   Item 4.  Purpose of Transaction

        The Reporting Person may make purchases of Shares or other securities of the Issuer in such manner and in such amounts as it determines to be appropriate in order to maintain at least 50% ownership of the Issuer or for other purposes. In determining whether to do so for other purposes, it will consider various relevant factors, including its evaluation of the Issuer's business, prospects and financial condition amounts and prices of available securities of the Issuer, the market for the Issuer's securities, other opportunities available to the Reporting Person and general market and economic conditions. Purchases may be made either on the open market or directly from the Issuer.

        Except as set forth in this Item 4, neither the Reporting Person nor, to the Reporting Person's knowledge, any of the executive officers or directors of the Reporting Person has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although the Reporting Person does not rule out the possibility of effecting or seeking to effect any such actions in the future.

   Item 5.  Interest in Securities of the Issuer.

        (a) The Reporting Person beneficially owns 7,853,606 Shares, or approximately 63.1% of the outstanding Shares. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person beneficially own an aggregate of 300,986 Shares or approximately 2.4% of the outstanding Shares. To the knowledge of the Reporting Person, the Shares beneficially owned by all executive officers and directors of the Reporting Person include 168,600 Shares that such persons have the right to acquire within 60 days.

        (b) The Reporting Person and the executive officers and directors of the Reporting Person have the sole power to vote and dispose of the Shares each such person owns.

        (c) The Reporting Person has effected no transactions with respect to the Shares during the past 60 days. To the knowledge of the Reporting Person, no executive officer or director of the Reporting Person has effected any transactions in Shares of the Issuer in the past 60 days.

        (d)  Not applicable.

        (e)  Not applicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

        Not applicable.

   Item 7.   Material to Be Filed as Exhibits

        Not applicable.
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        CUSIP No. 883589103            13D              Page 6 of 8 Pages


   Signatures

        After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.


   Date: February 13, 1996                 THERMO ELECTRON CORPORATION


                                      By:   /s/Sandra L. Lambert
                                           -------------------------
                                           Sandra L. Lambert
                                           Secretary
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        CUSIP No. 883589103            13D              Page 7 of 8 Pages


                                   APPENDIX A
                                   ----------

        The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer of Thermo Electron is Thermo Electron Corporation, 81 Wyman Street, Waltham, Massachusetts 02254.

   John M. Albertine:                           Director, Thermo Electron
   ------------------

        Dr. Albertine is Chairman of the Board and Chief Executive Officer of Albertine Enterprises, Inc., an economic and public policy consulting firm. His business address is Albertine Enterprises, Inc., 1156 15th Street N.W., Suite 505, Washington, DC 20005.

   Peter O. Crisp:                              Director, Thermo Electron
   ---------------

        Mr. Crisp is a General Partner of Venrock Associates, a venture capital investment firm. His business address is 30 Rockefeller Plaza, New York, New York 10112.

   Elias P. Gyftopoulos:                        Director, Thermo Electron
   ---------------------

        Dr. Gyftopoulos is the Ford Professor of Engineering at the Massachusetts Institute of Technology. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

   Frank Jungers:                               Director, Thermo Electron
   -------------

        Mr. Jungers is a consultant on business and energy matters.  His
   business address is 5584 S.E. Hillwood Circle, Milwaukie, Oregon   97267.

   Robert A. McCabe:                            Director, Thermo Electron
   -----------------

        Mr. McCabe is President of Pilot Capital Corporation, a firm specializing in private investments and acquisition services. His business address is Pilot Capital Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

   Frank E. Morris:                             Director, Thermo Electron
   ----------------

        Dr. Morris served as the Peter Drucker Professor of Management at Boston College from 1989 to 1994. Dr. Morris also served as President of the Federal Reserve Bank of Boston from 1968 until he retired in 1988. His residential address is 105 Walpole Street, Dover, Massachusetts 02030.

   Donald E. Noble:                             Director, Thermo Electron
   ----------------

        For more than 20 years, from 1959 to 1980, Mr. Noble served as the Chief Executive Officer of Rubbermaid, Incorporated, first with the title of President and then as Chairman of the Board. His business address is Rubbermaid Incorporated, 1147 Akron Road, Wooster, Ohio 44691.
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        CUSIP No. 883589103            13D              Page 8 of 8 Pages


   Hutham S. Olayan:                            Director, Thermo Electron
   -----------------

        Ms. Olayan is the President and a director of Olayan America Corporation and President of Competrol Real Estate Limited, firms engaged in advisory services and private real estate investments. Her business address is Suite 1100, 505 Park Avenue, New York, New York 10022. Ms. Olayan is a citizen of Saudi Arabia.

   Roger D. Wellington:                         Director, Thermo Electron
   --------------------

        Mr. Wellington is a business consultant. His business address is 25 Hillside Road, Cumberland, Rhode Island 02864.

   George N. Hatsopoulos:                       Director, Chairman of the
   ----------------------
                                                Board, President and
                                                Chief Executive Officer,
                                                Thermo Electron

   John N. Hatsopoulos:                         Executive Vice President
   --------------------
                                                and Chief Financial Officer,
                                                Thermo Electron

   Robert C. Howard:                            Executive Vice President,
   -----------------
                                                Thermo Electron

   Peter G. Pantazelos:                         Executive Vice President,
   --------------------
                                                Thermo Electron

   Arvin H. Smith:                              Executive Vice President,
   ---------------
                                                Thermo Electron

   William A. Rainville:                        Senior Vice President,
   ---------------------
                                                Thermo Electron

   John W. Wood, Jr.:                           Senior Vice President,
   -------------------
                                                Thermo Electron

   Paul F. Kelleher:                            Vice President, Finance
   -----------------
                                                and Chief Accounting Officer,
                                                Thermo Electron